18005560

ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Received

FEB 27 2018

SEC FILE NUMBER
8- 69006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Craft Securities, LLC**
(formerly Consortium Finance Securities LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
15303 Ventura Blvd., Suite 1510
(No. and Street)

Sherman Oaks (City) **California** (State) **91403** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John W. Felix **(415) 439-0023** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94526** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John W. Felix**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First Craft Securities, LLC (formerly Consortium Finance Securities LLC)**, as of **December 31, 2017**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN S. LUK
Notary Public - California
San Francisco County
Commission # 2211059
My Comm. Expires Sep 19, 2021

STATE OF CALIFORNIA COUNTY OF SAN FRANCISCO
Subscribed and sworn to (or affirmed) before me on this 16th day of FEBRUARY 2018 by JOHN WILLIAM FELIX
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
First Craft Securities, LLC
(formerly Consortium Finance Securities LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Craft Securities, LLC (formerly Consortium Finance Securities LLC) (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as the Company's auditor since 2013.
Walnut Creek, California
February 15, 2018

First Craft Securities, LLC
(formerly Consortium Finance Securities LLC)

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	19,119
Accounts receivable		50,520
Prepaid expense		7,964
Total Assets	$	77,603

Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	4,200
Related party payable		46,994
Total Liabilities		51,194
Member's Equity		26,409
Total Liabilities and Member's Equity	$	77,603

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC
(formerly Consortium Finance Securities LLC)

Statement of Operations

For the Year Ended December 31, 2017

Revenue		
Investment banking fees	$	286,020
Transaction fees		234,578
Total Revenue		520,598
Expenses		
Commission expenses		461,719
Administrative fees		40,000
Professional fees		25,400
Other operating expenses		9,788
Total Expenses		536,907
Net Loss	$	(16,309)

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC
(formerly Consortium Finance Securities LLC)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2017

January 1, 2017	$	42,718
Net loss		(16,309)
December 31, 2017	$	26,409

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC
(formerly Consortium Finance Securities LLC)

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net loss	$	(16,309)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable		(50,520)
Prepaid expense		(7,000)
Increase (decrease) in:		
Accounts payable		(8,468)
Related party payable		46,994
Net Cash Used in Operating Activities		(35,303)
Net Decrease in Cash and Cash Equivalents		(35,303)
Cash and cash equivalents at beginning of year		54,422
Cash and Cash Equivalents at End of Year	$	19,119

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC
(formerly Consortium Finance Securities LLC)

Notes to the Financial Statements

December 31, 2017

1. Organization

First Craft Securities, LLC (formerly Consortium Finance Securities LLC) (the "Company") was organized as a Delaware limited liability company on May 11, 2011, and was registered with the Securities and Exchange Commission as a securities broker dealer on February 21, 2013. The Company was owned by its sole member, Consortium Finance Advisors, LLC (the "Member") and operated in Orinda, California until December 31, 2017. At the close of business on December 31, 2017, the Company entered into a purchase agreement with Craft Partners, LLC ("Craft") whereby 100% of the Company's membership interest was transferred to Craft. The Company provides financial advisory and related services.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Transaction and Investment Banking Fees
Transaction and investment banking fees are earned from providing financial advisory services to clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and collection is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2013.

3. Recently Issued Accounting Pronouncements

ASU 2014-09 ***Revenue from Contracts with Customers***
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard, and all subsequent amendments on our financial statements, and have not elected a transition method.

ASU 2016-13 ***Financial Instruments - Credit Losses***
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $14,919 which exceeded the requirement by $9,919.

5. Risk Concentration

For the year ended December 31, 2017, approximately 76% of the Company revenue was earned from two clients. At December 31, 2017, 100% of accounts receivable was related to one client.

The Company's cash consists of cash held at one financial institution where the balance of the account may exceed government insurance limits during the year. At December 31, 2017, the Company's cash balance was fully insured.

6. Related Party Transactions

Consortium Finance, LLC ("CF"), a company under common control, provides office space and pays most overhead expenses for the Company. The Company is not obligated to reimburse CF. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

During the year, the Company paid CF $40,000 for administrative fees. During the year, $190,000 of commission expense was paid directly to the owners of CF who are registered representatives of the Company.

Craft, a company under common control, paid the Company $3,000 in administrative fees. As of December 31, 2017, $1,000 of administrative fees are receivable from Craft.

During the year, $223,725 of commission expense was paid directly to the owner of Craft who is a registered representative of the Company. As of December 31, 2017, $46,994 of commission expense was payable to the owner of Craft.

7. Subsequent Events

The Company has evaluated subsequent events through February 15, 2018, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

First Craft Securities, LLC
(formerly Consortium Finance Securities LLC)

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2017

Net Capital		
Total member's equity	$	26,409
Less: Non-allowable assets		
Accounts receivable		3,526
Prepaid expense		7,964
Net Capital		14,919
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $51,194 or $5,000, whichever is greater		5,000
Excess Net Capital	$	9,919

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2017)

There were no material differences noted in the Company's net capital computation at December 31, 2017.

See report of independent registered public accounting firm.

First Craft Securities, LLC
(formerly Consortium Finance Securities LLC)

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possission or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See report of independent registered public accounting firm.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
First Craft Securities, LLC
(formerly Consortium Finance Securities LLC)

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) First Craft Securities, LLC (formerly Consortium Finance Securities LLC) (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 15, 2018

CONSORTIUM
FINANCE

Group of Companies
Consortium Finance, LLC / Consortium Finance Advisors. LLC / Consortium Finance Securities LLC
1 Embarcadero Center, Suite 500 San Francisco, CA 94111 Office 415-439-0023

SEA 15c3-3 Exemption Report

I, John W. Felix, President of Consortium Finance Securities LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2017 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

John W. Felix, President
January 31, 2018